Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

July 9, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris Lilyanna Peyser Aamira Chaudhry Joel Parker

Re:	Udemy, Inc. Draft Registration Statement on Form S-1 Submitted May 26, 2021 CIK No. 0001607939

Ladies and Gentlemen:

On behalf of our client, Udemy, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 23, 2021, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on May 26, 2021 (the “Draft Registration Statement”). The Company has also revised its draft of the Draft Registration Statement (the “Revised Draft Registration Statement”) and is concurrently submitting via EDGAR this letter and the Revised Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on May 26, 2021), all page references herein correspond to the page of the Revised Draft Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG     LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI     WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

July 9, 2021

Draft Registration Statement on Form S-1

Prospectus summary, page 1

1.

We note references to your revenue growth throughout the registration statement, including at pages 1 and 3. At each instance, please balance discussion of your revenue growth with disclosure of your net losses for FY2019 and FY2020 and accumulated deficit.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 60 and 83 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that it did not include a further discussion of its accumulated deficit in the Prospectus Summary since a discussion of the accumulated deficit was already highlighted in the initial risk provided for in the Risk Factors Summary subsection of this section.

2.	Please revise, where appropriate, to clarify the meaning of the terms “contextual bandits” and “deep learning.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 90 of the Revised Draft Registration Statement to remove the references to these terms.

Integrating our UB offering with employees’ workflow, page 6

3.	Please clarify the meaning of the statement that you intend to “expand [y]our offering to integrate with existing employee learning-and-development workflows.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 91 of the Revised Draft Registration Statement.

Successfully executing on our land-and-expand strategy, page 6

4.

We note the relatively low percentage of total available seats contracted for in your enterprise customer base. Please clarify, where appropriate, why you believe that this relatively low percentage is indicative of a promising growth opportunity rather than a lack of customer interest in this product.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 90 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 9, 2021

If we fail to maintain and expand our relationships with enterprise customers, page 17

5.	Please file your material agreements with enterprise customers, if any, and describe the material terms of such agreements.

The Company respectfully advises the Staff that it does not deem any of its agreements with its enterprise customers to be material agreements within the meaning of Item 601(b)(10) of Regulation S-K. Accordingly, the Company does not believe that further disclosure of the terms of any such agreements, or the filing thereof as an exhibit, is required or would be helpful to an investor or material to any investment decision. In reaching this conclusion, the Company determined that such agreements were entered into in the ordinary course of business as contracts that ordinarily accompany the kind of business conducted by the Company and its subsidiaries. None of the Company’s agreements with enterprise customers fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K, which would otherwise make them de facto material agreements, including that the Company’s business is not “substantially dependent” on any such agreement. In making its assessment, the Company has evaluated the historic percentage of revenue generated by each of its enterprise customers, including during the year ended December 31, 2020, as well as the Company’s current expectations regarding the revenue these customers will generate in the future. The Company also considered the extent to which each of its enterprise customers are replaceable and the Company’s ability to maintain its other existing enterprise customers and attract new enterprise customers. Please also see the Company’s response to comment 17 below for a further discussion of the Company’s review of its material agreements.

Our platform relies on a limited number of key instructors, page 17

6.

Please reconcile your disclosure about your reliance on a limited number of key instructors with your disclosure throughout the prospectus about your broad range of courses and instructors. In this regard, your risk factor disclosure appears to contradict a competitive strength emphasized in your disclosure narrative.

In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 17 of the Revised Draft Registration Statement to clarify and balance its disclosure that, while the Company views the broad and diverse range of courses and instructor expertise as a competitive strength, the Company’s business would be adversely affected by the loss of multiple key instructors because they collectively create a significant portion of the most popular content on the Company’s platform.

U.S. Securities and Exchange Commission

July 9, 2021

We operate in a highly competitive market, page 17

7.

Please reconcile your disclosure in the third paragraph of this risk factor about competitors soliciting your instructors with disclosure elsewhere in the prospectus that content creators are required to enter into exclusivity agreements. In this regard, please expand your discussion of the breadth, scope, and limitations of the exclusivity clause.

In response to the Staff’s comment, the Company has made the following changes to the Revised Draft Registration Statement:

•	On pages 4, 5 and 88, the Company has expanded its discussion of the breadth, scope, and limitations of its exclusivity arrangements with instructors.

•	On page 18, the Company has revised its risk factor disclosure to include a discussion of its exclusivity arrangements with instructors.

The COVID-19 pandemic could affect our business, page 19

8.

Please revise here and elsewhere as appropriate to quantify the increase in your sales during the pandemic, as well as pandemic-related expenses. In addition, please specifically address the likelihood that your revenues may regress to the mean and/or such expenses will not decrease once the global pandemic ends.

In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 18, 19, 20 and 66 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that while it believes a portion of the increased demand is attributable to the COVID-19 pandemic, it is unable to quantify this increase compared to the general growth it has experienced in recent years and the impact of other general market and macroeconomic conditions, including the shift from offline to online, that has contributed to increased demand for the Company’s platform. The Company further notes that, given the nature of its business, its operating expenses have not been materially impacted by the COVID-19 pandemic and thus the Company does not believe a quantification of these expenses would be helpful to an investor or material to any investment decision. Consequently, the Company has focused on providing additional qualitative disclosure regarding the Company’s expectations of the impact of the COVID-19 pandemic on its growth and expenses.

We may need to change our pricing model for our platform’s offerings, page 20

9.

We note disclosure throughout your prospectus about your artificial intelligence, machine learning, and learner incentives. Based on this disclosure, it appears that you believe your analytics provide useful insight into optimizing customer engagement. Accordingly, please revise your prospectus for consistency with your statement in this risk factor that you have limited experience determining optimal prices and contract length for your platform’s offerings.

In response to the Staff’s comment, the Company has updated the disclosure on page 20 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 9, 2021

Business, page 82

10.

We note your reference here and in the summary to an “aligned incentive model” which incentivizes instructors. Please revise to explain the incentive structure. Specifically, describe the incentives that are offered to your instructors (other than customer feedback), the specific behavior that is encouraged, and the pecuniary benefit (or otherwise) that is realized by an average instructor under your incentive program. If the incentives are, as suggested in the third to last paragraph on page four, limited to customer data and metrics, please revise your disclosure to remove any implication that the incentives available to instructors are monetary bonuses. On the other hand, if [your] incentives are, in fact, bonuses payable in addition to standard fees earned by instructors per course, please disclose. For example, we note disclosure in the second-to-last bullet on page 87 that you reward instructors for being first to address in-demand topics. Please explain.

In response to the Staff’s comment, the Company has made the following revisions to the Revised Draft Registration Statement:

•

On pages 4, 64, 83 and 88, the Company has expanded its discussion of its aligned incentive model, which refers to the fact that the Company’s payments to instructors for course content are proportional to the sales of that course content through the Company’s platform. Supplementally, the Company respectfully advises the Staff that it does not currently maintain a separate incentive or bonus program for its instructors.

•

On pages 4, 64 and 88, the Company has clarified that the customer data, metrics and analytics made available to instructors on its platform are provided as tools to better enable instructors to engage with the Company’s platform and learner community, and are not offered as part of a separate incentive program, as noted above.

•

On pages 5 and 89, the Company has clarified that instructors are incentivized to be the first to address in-demand topics because instructors who do so are more likely to have a “first-mover” advantage in attracting learners and enrollments. The Company further advises the Staff that it does not directly remunerate instructors for being first to address in-demand topics.

U.S. Securities and Exchange Commission

July 9, 2021

Industry, page 82

11.

Please revise under the sub-headings “Relevance” and “Breadth” to more fully describe the strengths and weaknesses of the so-called publisher model. While it seems that your discussion relates to shortcomings related to hard copy publishing of text books or other written materials, your disclosure does not say so explicitly. To the extent that the publisher model includes digital information published on free or paid learning websites, it is unclear why you believe publishers would not be able to react quickly to changing landscapes and updated information. Please explain.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2 and 84 of the Revised Draft Registration Statement.

Supplementally, the Company respectfully advises the Staff that its discussion of the traditional publisher model intentionally does not distinguish between end content that is in written or electronic form. This is because the Company believes the inherent shortcoming of the publisher model is the “top down” review by editors and other reviewers, which is the fundamental process of the model. In contrast, the Company’s model removes the traditional publisher barrier altogether, which allows for a flywheel of instructor content creation, engagement, and continuous content optimization.

Our Solution, page 84

12.	Please revise to disclose the cost, length and features of your various subscription models, including termination features. In addition, please disclose your retention and renewal rates.

In response to the Staff’s comment, the Company has revised its disclosure on page 86 of the Revised Draft Registration Statement to provide the requested information regarding its various subscription models.

The Company respectfully advises the Staff that it intends to update future filings with disclosure regarding retention and renewal rates once such data is ready for publication.

13.

We note your reference in the final paragraph of this sub-section on page 85 to immersive learning experiences. Please revise, where appropriate, to explain what these experiences entail, their significance to your business model, anticipated growth opportunities, and current pricing. While your current disclosure indicates that immersive learning experiences are premium services, your disclosure lacks specificity. Please revise accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 7, 87 and 91 of the Revised Draft Registration Statement.

Supplementally, the Company advises the Staff that these immersive learning experiences are not offered as separate or standalone products. Rather, immersive learning experiences are features that instructors can incorporate into course content made available through the Company’s consumer and enterprise offerings.

U.S. Securities and Exchange Commission

July 9, 2021

Global distribution and reach with strong brand value, page 87

14.

We note your disclosure that you are adept at quickly and efficiently entering new markets. Please revise, where appropriate, to explain the process by which you select new markets and expand into them, discussing relevant costs and milestones as applicable.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 89 of the Revised Draft Registration Statement.

15.

Please revise, where appropriate, to quantify the significant earnings potential available to instructors. In this regard, we note disclosure at page 63 that your approximately 56,000 instructors earned $161.4 million in 2020. Please disclose the mean and median earnings per instructor.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 64, 89 and 94 of the Revised Draft Registration Statement.

The Company advises the Staff that the disclosure clarifies that instructors are attracted to the Company’s platform because it creates an income stream, which is generally supplementary, that instructors may not otherwise have access to. A large worldwide marketplace model, such as the Company’s model, inherently provides for varying degrees of instructor content creation and learner usage, and thus a wide variance in instructor earnings. In addition, given the broad distribution of the Company’s instructors across geographies, the value to its instructors of a given earned amount varies widely. Consequently, summary statistics are less meaningful in quantifying the attractiveness of the platform to instructors and providing an understanding of the Company’s platform as a whole. Nevertheless, the Company has provided average instructor earnings data in response to the Staff’s comment. However, rather than including median instructor earnings data, the Company has included the number of instructors who earned more than $1,000 on its platform in 2020, which it thinks is more meaningful in providing an understanding of the distribution of instructor earnings across its instructor base. In addition, the Company has included a discussion about the utility of having a broad instructor base and wide variety of course offerings, including niche topics.

Unmatched content generation engine, page 87

16.

Please revise to substantiate your statement that your content generation is unmatched or revise to express this sentiment as your belief. Make corresponding revisions throughout the prospectus, as appropriate, to remove or substantiate claims that your services are unmatched, unparalleled, or similar comparative terms.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2, 5, 6, 60, 61, 83, 86, 89, 90 and 92 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 9, 2021

Sales and Marketing, page 91

17.	Please revise to disclose the terms of your material agreements, if any, with consumer, enterprises and instructors, including strategic partnerships.

The Company respectfully advises the Staff that it does not deem any of its consumer, enterprise, and instructor agreements to be material agreements within the meaning of Item 601(b)(10) of Regulation S-K. In addition to its enterprise customer agreements, discussed above in response to comment 5, the Company has more broadly also considered its agreements with consumer learners and instructors. The Company determined that these agreements were entered into the ordinary course of business as contracts that ordinarily accompany the kind of business conducted by the Company and its subsidiaries, and none of these agreements fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K, which would otherwise make them de facto material agreements. In particular, the Company concluded that its business is not substantially dependent on any one consumer learner, enterprise customer or instructor, based on the Company’s evaluation of the revenue and/or costs generated by each historically, including during the year ended December 31, 2020, and expected to be generated in future years. In its assessment, the Company also considered the extent to which consumer learners, enterprise customers and instructors are replaceable, and the Company’s ability to maintain its other consumer learners, enterprise customers and instructors and attract new ones.

The Company further notes that, while the Company has entered into strategic partnerships, reseller agreements and other agreements for the distribution and marketing of its offerings, the Company has likewise concluded that none of these agreements are material, based on the analysis described above. These strategic, reseller and other agreements were entered into the ordinary course of business and would ordinarily accompany the kind of business conducted by the Company and its subsidiaries. Further, the Company’s business is not substantially dependent on any one strategic, reseller, distribution or marketing agreement, as the Company could obtain similar services or partnerships from alternative third parties without material impact on the Company’s business.

Consequently, the Company does not believe that further disclosure of the terms of any such agreement is required or would be helpful to an investor or material to any investment decision. The Company respectfully advises the Staff that it will continue to evaluate each of its agreements with consumer learners, enterprise customers, instructors, strategic partners, and other third parties, and, if any such agreement is material within the meaning of Item 601(b)(10) of Regulation S-K, provide further disclosure on such agreement and file such agreement as an exhibit with a subsequent filing with the Commission.

Executive officers and directors, page 95

18.	Please provide a professional biography for your chief executive officer for the past five years, including from 2017 to 2019.

In response to the Staff’s comment, the Company has revised its disclosure on page 97 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

July 9, 2021

Index to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Revenue, page F-16

19.

We note your disclosure “Remaining performance obligations include unearned revenue, multi-year contracts with future installment payments and certain unfulfilled orders against accepted customer contracts at the end of any given period.” Please clarify for us in further detail the nature of each of these performance obligations.

The Company respectfully advises the Staff that consideration allocated to remaining performance obligations relate to unearned revenue from consumer single course purchase arrangements and unearned and un-billed revenue from multi-year enterprise subscription contracts with future installment payments at the end of any given period. Multi-year contracts that have unbilled amounts are specific to enterprise subscription customers. Enterprise subscription contracts are noncancelable arrangements that typically range between one and three years in length. Consideration to be billed and earned in future periods under these noncancelable arrangements is included in the disclosure of remaining performance obligations.

The performance obligation in our enterprise subscription revenue arrangements underlying unearned revenue is the same as the performance obligation underlying the unbilled portion of multi-year noncancelable contracts. As discussed in Note 2 (Summary of Significant Accounting Policies) to the consolidated financial statements, in both the Company’s single course purchase and subscription arrangements, there is a single, combined performance obligation which is the customer’s access to the online content on the Udemy platform, representing a series of distinct services as the Company continually provides access to and fulfills its obligation to allow access to the licensed content and platform functionality to the learner.

The Company has a stand ready obligation to deliver its services continually throughout the requisite contract period, which is either lifetime access for consumer single course purchase customers or the contractual subscription term for enterprise and consumer subscription customers. As such, the Company recognizes revenue on a straight-line basis as it satisfies the performance obligation, using an estimated service period for individual consumer course purchases and the contractual subscription term for enterprise and consumer subscription customers.

In response to the Staff’s comment, the Company has revised its disclosure on page F-17 of the Revised Draft Registration Statement.

*****

U.S. Securities and Exchange Commission

July 9, 2021

Please direct any questions regarding the Company’s responses or the Revised Draft Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com or Christina Poulsen at (650) 849-3245 or cpoulsen@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Gregg Coccari, Udemy, Inc.

Sarah Blanchard, Udemy, Inc.

Ken Hirschman, Udemy, Inc.

Victoria Nemiah, Udemy, Inc.

Yoichiro Taku, Wilson Sonsini Goodrich & Rosati, P.C.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel N. Webb, Simpson Thacher & Bartlett LLP